Pricing supplement no. 1577
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-VI dated February 22, 2010

Registration Statement No. 333-155535
Dated August 26, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	JPMorgan Chase & Co. $16,000 **Buffered Equity Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund due August 29, 2014**

General

- The notes are designed for investors who seek an unleveraged and uncapped return equal to the appreciation of an unequally weighted, diversified basket of domestic and international components, consisting of one index and two exchange-traded funds, **without upside return enhancement**. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 10%, be willing to lose up to 90% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 29, 2014.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on August 26, 2011 and are expected to settle on August 31, 2011.

Key Terms

Basket:	The notes are linked to an unequally weighted basket consisting of one index and two exchange-traded funds (each a "Basket Component," and together, the "Basket Components"): S&P 500® Index ("SPX") (the "Component Index"), the iShares® MSCI Emerging Markets Index Fund ("EEM") and the iShares® MSCI EAFE Index Fund ("EFA") (each of the latter two, a "Component Fund" and collectively, the "Component Funds").
Component Weightings:	The S&P 500 Weighting is 60%, the MSCI Emerging Markets Index Fund Weighting is 15% and the MSCI EAFE Index Fund Weighting is 25% (each a "Component Weighting," and collectively, the "Component Weightings").
Upside Leverage Factor:	One (1). **There is no upside return enhancement.**
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 x Basket Return) If the Ending Basket Level declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity. If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Basket Return + 10%)] *If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.*
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows: $$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$
Starting Basket Level:	100
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows: 100 x [1 + (S&P 500 Return * S&P 500 Weighting) + (MSCI Emerging Markets Index Fund Return * MSCI Emerging Markets Index Fund Weighting) + (MSCI EAFE Index Fund Return * MSCI EAFE Index Fund Weighting)] Each of the returns set forth in the formula above refers to the Component Return for the relevant Basket Component, which reflects the performance of the relevant Basket Component, expressed as a percentage, from the closing level or price of that Basket Component on the pricing date (divided, in the case of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund by the applicable Share Adjustment Factor) to the closing level or price of that Basket Component on the Observation Date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes – Payment at Maturity" and "General Terms of Notes – Anti-Dilution Adjustments" in the accompanying product supplement no. 39-A-VI for further information about these adjustments.
Observation Date†:	August 26, 2014
Maturity Date†:	August 29, 2014
CUSIP:	48125XD52

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-VI.

Investing in the Buffered Equity Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 39-A-VI or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$25.00	$975.00
Total	$16,000	$400.00	$15,600

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other dealers, for assuming risks inherent in hedging our obligations under the notes. See " Plan of Distribution (Conflicts of Interest)" beginning on page PS-184 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 26, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 1, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC's website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-VI dated February 22, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC's website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **UNLEVERAGED AND UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to earn an unleveraged return equal to the appreciation of the Basket, as measured by the Basket Return, without upside return enhancement. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Basket Level is less than the Starting Basket level by up to 10%. If the Ending Basket Level declines from the Starting Basket Level by more than 10%, for every 1% decline of the Basket beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you will receive a payment equal to at least $100 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — Because the Basket Component linked to the S&P 500® Index makes up 60% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the S&P 500® Index.
  The return on the notes is linked to an unequally weighted basket consisting of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. The iShares® MSCI EAFE Index Fund is an exchange-traded fund of iShares® Trust, a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE® Index. The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Europe, Australasia (Australia and Asia) and the Far East. For additional information about each Basket Component, see "The S&P 500® Index," "The iShares® MSCI Emerging Markets Index Fund" and "The iShares® MSCI EAFE Index Fund" in the accompanying product supplement no. 39-A-VI.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-VI. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-VI, or as "contingent payment debt instruments."

  A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the iShares MSCI Emerging Markets Index Fund and the iShares MSCI EAFE Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. Holder, determined as if the U.S. Holder had acquired the

Underlying Shares on the original issue date of the note at fair market value and sold them at fair market value on the maturity date (if the note was held until the maturity date) or on the date of sale or exchange of the note (if the note was sold or exchanged prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Components, the underlying indices, or any of the equity securities underlying the Basket Components or included in the underlying indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Components would have.

- **CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** — Price movements in the Basket Components may not correlate with each other. At a time when the value of one or more of the Basket Components increases, the value of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the value(s) of the other Basket Component or Basket Components.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Component Funds, which together comprise 40% of the Basket, are converted into U.S. dollars for the purposes of calculating the net asset value of such Component Funds, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Basket Components. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Basket Components. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the value of the applicable Basket Components, and consequently, the Basket Return, will be adversely affected and the payment at maturity may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments; and
- the extent of government surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of such currencies and the United States and other countries important to international trade and finance.

- **THERE ARE RISKS ASSOCIATED WITH THE COMPONENT FUNDS —** Although shares of the Component Funds are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Component Funds or that there will be liquidity in the trading market. The Component Funds are subject to management risk, which is the risk that the investment strategies of their investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. BlackRock Fund Advisors ("BFA") is currently the investment adviser for the Component Funds. BFA may invest up to 10% of a Component Fund's assets in securities not included in the applicable Underlying Index, futures contracts, options on futures contracts, other types of options and swaps related to the applicable Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. Any such action could adversely affect the market price of the shares of either or both of the Component Funds, and consequently, the Basket Return and the value of the notes.

- **DIFFERENCES BETWEEN THE COMPONENT FUNDS AND THEIR RESPECTIVE UNDERLYING INDEX —** The Component Funds do not fully replicate their respective underlying index, and their performance will reflect additional transaction costs and fees that are not included in the calculation of the respective underlying index, all of which may lead to a lack of correlation between the Component Funds and their respective underlying index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Component Funds and their respective underlying index. Finally, because the shares of the Component Funds are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of a Component Fund may differ from the net asset value per share of such Component Fund. For all of the foregoing reasons, the performance of the Component Funds may not correlate with the performance of their respective underlying index.

- **NON-U.S. SECURITIES RISK —** The foreign equity securities held by the Component Funds have been issued by non-U.S. companies. Investments in notes linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **EMERGING MARKETS RISK —** The foreign equity securities held by the iShares® MSCI Emerging Markets Index Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the iShares® MSCI Emerging Markets Index Fund and the notes.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE COMPONENT FUNDS IS LIMITED —** The calculation agent will make adjustments to the Share Adjustment Factor for a Component Fund for certain events affecting the shares of such Component Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of each Component Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level or price of the Basket Components on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- the expected volatility of the Basket Components;
- the time to maturity of the notes;
- the dividend rates on the equity securities underlying the Basket Components;

- interest and yield rates in the market generally as well as in the markets of the equity securities underlying the Basket Components;
- a variety of economic, financial, political, regulatory and judicial events;
- the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Component Funds are denominated and the correlation between those rates and the prices of shares of the Component Funds;
- the occurrence of certain events affecting the Component Funds that may or may not require an adjustment to the Share Adjustment Factor; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Buffer Amount of 10%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. These hypothetical returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown below would likely be lower.

Hypothetical Basket Ending Level	Hypothetical Basket Return	Hypothetical Total Return on Notes	Hypothetical Payment at Maturity
180.00	80.00%	80.00%	$1,800.00
165.00	65.00%	65.00%	$1,650.00
150.00	50.00%	50.00%	$1,500.00
140.00	40.00%	40.00%	$1,400.00
130.00	30.00%	30.00%	$1,300.00
120.00	20.00%	20.00%	$1,200.00
115.00	15.00%	15.00%	$1,150.00
112.00	12.00%	12.00%	$1,120.00
111.50	11.50%	11.50%	$1,115.00
111.00	11.00%	11.00%	$1,110.00
110.50	10.50%	10.50%	$1,105.00
110.00	10.00%	10.00%	$1,100.00
105.00	5.00%	5.00%	$1,050.00
101.00	1.00%	1.00%	$1,010.00
100.00	**0.00%**	**0.00%**	**$1,000.00**
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
85.00	-15.00%	-5.00%	$950.00
70.00	-30.00%	-20.00%	$800.00
60.00	-40.00%	-30.00%	$700.00
50.00	-50.00%	-40.00%	$600.00
40.00	-60.00%	-50.00%	$500.00
30.00	-70.00%	-60.00%	$400.00
20.00	-80.00%	-70.00%	$300.00
10.00	-90.00%	-80.00%	$200.00
0	-100.00%	-90.00%	$100.00

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Basket Returns detailed above (-30% to 30%). **Your investment may result in a loss of up to 90% of your principal at maturity.**



Buffered Equity Notes linked to a Weighted Basket Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.

Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 10\%) = \$1,100$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90.

Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70.

Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\%)] = \$800$$

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the limited protection against loss provided by the Buffer Amount of 10%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund, the iShares® MSCI EAFE Index Fund and the Basket from January 6, 2006 through August 26, 2011. The graph of the historical Basket performance assumes a Basket level on January 6, 2006 of 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the S&P 500® Index on August 26, 2011 was 1,176.80. The closing price of one share of the iShares® MSCI Emerging Markets Index Fund on August 26, 2011 was $40.52. The closing price of one share of the iShares® MSCI EAFE Index Fund on August 26, 2011 was $51.69.

We obtained the various closing levels and prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels and prices of each Basket Component and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level or price of any Basket Component on the Observation Date. We cannot give you assurance that the performance of the Basket Component will result in the return of your initial investment in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.



Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.